Cybin Announces Results of Shareholders’ Meeting
TORONTO, CANADA – August 15, 2022 – Cybin Inc. (NEO:CYBN) (NYSE AMERICAN:CYBN) (“Cybin” or the “Company”), a biopharmaceutical company focused on progressing “Psychedelics to TherapeuticsTM”, is pleased to announce the voting results for each of the matters presented at the Company’s annual meeting of shareholders held on August 15, 2022 (the “Meeting”). There were 71 shareholders represented in person or by proxy at the Meeting holding 47,019,721 common shares, representing 28.3% of Cybin’s total issued and outstanding common shares as at the record date for the Meeting. The voting results for each matter presented at the Meeting is set out below:

1.Appointment of Auditor
Zeifmans LLP was appointed auditor of Cybin until the next annual meeting of shareholders at remuneration to be fixed by the directors of Cybin. Voting results are set out below:

Votes For		Votes Withheld
#	%	#	%
43,128,097	92.51	3,493,074	7.49

2.Election of Directors
Each of the nominees for election as director listed in Cybin’s management information circular dated July 13, 2022 were elected as directors of Cybin for the ensuing year or until their successors are elected or appointed. Voting results are set out below:

	Votes For		Votes Withheld
	#	%	#	%
Theresa Firestone	20,199,337	98.50	308,536	1.50
Grant Froese	20,146,515	98.24	361,358	1.76
Paul Glavine	20,213,109	98.56	294,764	1.44
Eric Hoskins	20,171,190	98.36	336,683	1.64
Mark Lawson	20,150,317	98.26	357,556	1.74
Eric So	18,097,784	88.23	2,415,089	11.77
About Cybin
Cybin is a leading ethical biopharmaceutical company, working with a network of world-class partners and internationally recognized scientists, on a mission to create safe and effective therapeutics for patients to address a multitude of mental health issues. Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland. The Company is focused on progressing “Psychedelics to TherapeuticsTM” by engineering proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health disorders.
Cautionary Notes and Forward Looking Statements

Certain statements in this news release related to the Company may constitute forward-looking statements. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: implications of the COVID-19 pandemic on the Company's operations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; and the risk factors set out in the Company's management's discussion and analysis for the period ended June 30, 2022 and the Company's annual information form dated June 20, 2022, which are available under the Company's profile on www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.
Neither the Neo Exchange Inc. nor the NYSE American LLC stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Unless otherwise indicated, all dollar amounts in this news release are expressed in Canadian dollars.

Contacts

Investor & Media:
Leah Gibson
Vice President, Investor Relations & Strategic Communications
Cybin Inc.
irteam@cybin.com – or – media@cybin.com

Gabriel Fahel
Chief Legal Officer
Cybin Inc.
1-866-292-4601